PainReform Ltd.
4 Bruria St.
Tel Aviv 6745442, Israel

April 8, 2021

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	PainReform Ltd.
Registration Statement on Form F-1 File No. 333-254982

VIA EDGAR

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, PainReform Ltd. (the “Company”) hereby respectfully requests that the effectiveness of the Registration Statement on Form F-1 (File No. 333-254982) of the Company (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 4:30 p.m., Eastern Time, on April 9, 2021 or as soon thereafter as may be practicable.

The undersigned respectfully requests that it be notified of the effectiveness of the Registration Statement by telephone call to our counsel, McDermott Will & Emery LLP, by calling Gary Emmanuel at +1 212 547 5541. The Company hereby authorizes Mr. Emmanuel to orally modify or withdraw this request for acceleration.

Very truly yours,

PAINREFORM LTD.

By:	/s/ Ilan Hadar
Name:	Ilan Hadar
Title:	Chief Executive Officer

cc: Gary Emmanuel (McDermott Will & Emery LLP)